FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 NAME AND ADDRESS

Integra Resources Corp. (“Integra” or the “Company”)
1050 – 400 Burrard Street

Vancouver, British Columbia, V6C 3A6

ITEM 2 DATE OF MATERIAL CHANGE

August 6, 2019

ITEM 3  NEWS RELEASE

The Company issued news releases on August 6, 2019 and August 7, 2019 relating to the material change, which were disseminated to the TSX Venture Exchange and through Stockwatch, Baystreet and subsequently filed on SEDAR.

ITEM 4 SUMMARY OF MATERIAL CHANGE:

The Company announced that it intends to raise approximately $12,000,000 through a non-brokered offering of special warrants (the “Special Warrants”) at an issue price of $0.86 per Special Warrant (the “Offering”).

ITEM 5  FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced that it intends to raise approximately $12,000,000 through a non-brokered offering of Special Warrants at an issue price of $0.86 per Special Warrant.

The Offering is expected to consist of a private placement of Special Warrants at a price of $0.86 per Special Warrant, issued to accredited investors, followed by conversion of the Special Warrants to free trading common shares for no additional consideration through the filing of a short form prospectus. The Company expects the Offering to close prior to August 26, 2019. Each Special Warrant will be convertible for one common share of the Company. The closing of the Offering is subject to conditions, including approval of the TSX Venture Exchange.

The net proceeds from the Offering will be used to fund exploration, including an additional 15,000m to 20,000m of drilling, as well as engineering expenditures and general corporate purposes.

ITEM 6  RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable. This report is not being filed on a confidential basis.

ITEM 7 OMITTED INFORMATION

Not applicable

ITEM 8  EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and this report:

Andree St-Germain, Chief Financial Officer

Telephone: (778) 873-8190

ITEM 9  DATE OF REPORT

August 8, 2019

Forward looking and other cautionary statements

This material change report contains “forward-looking information” which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Forward-looking information in this material change report includes statements regarding the conduct of, and completion of, the Offering, use of proceeds and future drilling. Such forward-looking information is often, but not always, identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, risks related to completion of the Offering, obtaining regulatory approvals for the Offering, the speculative nature of the Company’s business, the Company’s formative stage of development and the Company’s financial position.

Forward-looking statements contained herein are made as of the date of this material change report and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.